ETF Managers Trust
30 Maple Street, 2nd Floor
Summit, New Jersey 07901

May 4, 2018

VIA EDGAR TRANSMISSION

Ms. Lauren Hamilton
U.S. Securities and Exchange Commission (the “Commission”)
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	ETF Managers Trust (the “Trust”)
File Nos.: 333-182274 and 811-22310

Dear Ms. Hamilton:

This letter responds to the comments you provided the Trust regarding a review by the staff of the Commission (the “Staff”) of the annual shareholder report filed on Form N-CSR for the Trust’s fiscal year ended September 30, 2017 (the “Annual Report”) and the website (“Website”) with respect to each series of the Trust (each a “Fund”).  For ease of reference, we have reproduced your comments below, followed by the Trust’s responses.

Comment 1.	In the Annual Report, please include a statement that additional information about the trustees is included in the Statement of Additional Information (“SAI”) per item 27(b)(6) of Form N-1A.

Response:	The Trust confirms it will include such disclosures in future filings.

Comment 2.
On August 1, 2017, ETFMG Prime Cyber Security ETF, ETFMG Prime Mobile Payments ETF, and ETFMG Prime Junior Silver ETF (together, the “New Index Funds”) began tracking new indexes. However, the Annual Report did not note a reason for the change, and the line graph did not reflect both the current and former indexes. Please explain the reason(s) for the change and compare each New Index Fund’s annual change in the value of an investment in the hypothetical account with the new and former indexes per Instruction 7 to Item 27(b)(7) of Form N-1A. Please also ensure the current index is in the table of average annual returns.

Response:
The Trust notes that each New Index Fund changed its index to correspond with a change in each such Fund’s investment objective effective the same date. The change in investment objective was communicated to shareholders in a supplement to the Funds’ registration statement dated July 28, 2017. The line graphs and tables of average annual returns for the New Index Funds in the Annual Report reflected the performance of a concatenated composite index reflecting the performance of the prior index through July 31, 2017 and the new index beginning August 1, 2017, although the label for such returns may not have clearly communicated the composite nature of the returns. Enhanced labeling and accompanying descriptions were included with the performance disclosed in the Funds’ Prospectus dated January 31, 2018. The presentation of the concatenated composite index returns was reviewed by the Staff in conjunction with the Trust’s filing of post-effective amendment number 78 to its Registration Statement pursuant to Rule 485(a) of the Investment Company Act of 1940 on November 21, 2017.

The Trust notes that the new indexes were not calculated prior to August 1, 2017 and are not relevant to the Funds’ performance prior to August 1, 2017, just as the performance of the old indexes is not relevant to the Funds’ performance on and after August 1, 2017. In future reports, the New Index Funds will show in the line graph and table of average annual returns the performance of the concatenated composite indexes reflecting the performance of each prior index through July 31, 2017 and the new index beginning August 1, 2017, consistent with the performance disclosed in the Funds’ Prospectus.

Comment 3.
The New Index Funds’ Prospectus dated January 31, 2017 represented that shareholders would receive at least 60 days’ written notice before a change in a Fund’s 80% Policy as defined in the Prospectus. Please explain whether written notice was given for the change for the New Index Funds.

Response:
As an index fund, each New Index Fund has a policy of investing at least 80% of its total assets, exclusive of collateral held from securities lending, in the component securities of its respective index and in American Depositary Receipts and Global Depositary Receipts based on the component securities in the index. The Trust notes that, while the investment objective of each New Index Fund changed effective August 1, 2017, no change was made to the Funds’ 80% policy (i.e., at all times each Fund was required to invest at least 80% of its assets in the component securities of its index). Because no change was made to the Funds’ 80% policies, the Trust does not believe any written notice was required to be sent to shareholders.

Comment 4.
In the financial highlights for certain Funds, the ratio of expenses to average net assets was disclosed both before and after legal expense. Please ensure the ratio of total (gross) expenses to average net assets is most prominently displayed and move other ratios to the notes to the financial statements.

Response:	The Trust confirms that it will disclose any ratios other than gross expenses to average net assets in a footnote to the financial highlights or note to the financial statements in future filings.

Comment 5.
The Schedules of Investments reflect high balances in the Mount Vernon Liquid Assets Portfolio, LLC relative to total net assets. Please confirm that the required acquired fund fees and expenses (“AFFE”) are included in each fee table in the prospectus.

Response:
The Trust notes that the Mount Vernon Liquid Assets Portfolio, LLC is used primarily for the investment of cash collateral received in connection with the lending of Fund securities. The Trust notes that the Staff has issued guidance stating that “[f]ees and expenses associated with investment of cash collateral received in connection with loans of portfolio securities in a money market fund or other cash sweep vehicle that meets the definition of Acquired Fund do not have to be included in the calculation of AFFE.”[1] Consequently, the Trust has omitted such fees and expenses from the AFFE calculation used for each Fund’s fee table.

Comment 6.
Please provide disclosure in future reports regarding the manner of settlement of related party transactions per ASC 850-10-50-1. Specifically, the Staff notes certain Funds had large balances of advisory fees payable relative to total assets.

Response:
The Trust notes that advisory fees for the Funds are accrued daily and paid monthly, which description will be included in future reports. The Trust further notes that the balances of advisory fees payable represent approximately one-twelfth of the annual advisory fees payable for each Fund because each monthly payment is made following the applicable month-end.

Comment 7.
The website for the Spirited Funds/ETFMG Whiskey & Spirits ETF does not appear to be loading the most recent financial statements. Please confirm the most up-to-date information is available on the website.

Response:	The Trust confirms that the Fund’s website contains the most up-to-date information available.

Comment 8.
The fact sheets and websites for certain Funds include expense ratios that exclude legal expenses and consequently are different from the expense ratio in the financial highlights. Please explain whether the expense ratios in such marketing materials are potentially misleading to the shareholder.

Response:
The Trust believes that the legal expenses incurred by the Funds for the fiscal year ended September 30, 2017 were extraordinary, non-recurring expenses and does not expect that additional legal expenses will be incurred by any Funds during the current fiscal year. Consequently, the Trust believes it is appropriate and not misleading to show the Funds’ expense ratios excluding such legal expenses in marketing materials. For the avoidance of doubt, the Trust confirms that, as of the date of this letter, no legal expenses have been incurred by any Fund for the current fiscal year.

1 Staff Responses to Questions Regarding Disclosure of Fund of Funds Expenses, U.S. Securities and Exchange Commission (last modified May 23, 2007) at Question 7, available at https://www.sec.gov/divisions/investment/guidance/fundfundfaq.htm.

Comment 9.	With respect to the litigation described in the notes to the financial statements, please explain why a Form 40-33 has not been filed with the Commission.

Response:	The aforementioned litigation does not include any shareholder derivative actions, and consequently, the Trust does not believe that such litigation triggers a need to file Form 40-33.

Comment 10.
Please provide the Staff with a written analysis as to why the applicable Funds should bear the legal expenses in accordance with advisory agreement. If the Trust deems such payments appropriate, please provide a specific breakdown for how they were allocated to each Fund and each defendant.

Response:
The Trust notes that the Funds’ advisory agreement excludes “extraordinary expenses” from the Fund expenses for which the Adviser is responsible for paying. The Trust believes that litigation-related expenses constitute “extraordinary expenses” and consequently are appropriately born by the Funds themselves. The Trust believes that the treatment of litigation-related expenses as extraordinary expenses is consistent with industry practices.[2]

With respect to the allocation of legal expenses, the Trust notes that the Trust only participated in covering its own expenses related to the PureShares action, which named the Trust and its trustees among the defendants, and not the Nasdaq action, which did not include the Trust or Funds as defendants. The Trust further notes that the Trust’s expenses were based on retention applicable under the Trust’s directors and officers errors and omissions insurance coverage (the “D&O/E&O Policy”). The Trust further determined that it was only appropriate for the Funds related to the PureShares action to bear such expenses, and the expenses were allocated among such funds on a pro rata basis based upon their net assets at the time each expense was accrued.

Comment 11.
Within the legal matters note to the financial statements in the Annual Report, the disclosure states that “Management of the Trust and the Funds, after consultation with legal counsel, believes that the resolution of these matters will not have a material adverse effect on the Funds’ financial statements.” Please explain how this disclosure is not misleading as the matters were impactful enough to be broken out separately in the affected Funds’ financial highlights and statements of operations (“SOIs”).

Response:
The Trust notes that the aforementioned statement was made with respect to the resolution of the disclosed litigation and future financial statements for the Funds. The Trust believes such disclosure is not misleading because, at the time such disclosure was made, the Trust believed that the PureShares action, the only litigation naming the Trust and trustees as defendants, was without merit and any additional expenses incurred in resolving the matter would be covered by the Funds’ D&O/E&O Policy. As of the date of this letter, no legal expenses have been incurred by the Funds in the current fiscal year.

With respect to the Annual Report, the Trust notes that the legal expenses were broken out separately in the financial highlights and SOIs because they were the only expenses of the applicable Funds other than the unitary management fees paid by the Funds. The Trust believes that it was necessary to separately show the legal expenses on the SOIs because (i) the Funds’ management fees are required to be disclosed as their own item, (ii) the legal expenses are not part of such management fees, and (iii) the legal expenses were the only other expenses. With respect to the financial highlights, the Trust believes that it could have been misleading to only report the expense ratio including such legal expenses when the Trust anticipated that such expenses would not recur in the current fiscal year or any future fiscal years.

Comment 12.
With respect to note 10 to the financial statements, please note the new disclosure requirements in Regulation S-X 12-14. Specifically, columns C, D, E, and F should be totaled, and a column for unrealized gains and losses should be included. Please ensure future filings include all of the requirements of Regulation S-X 12-14 with particular attention to footnotes 2, 4, and 6–9.

Response:	The Trust confirms that future filings will address all of the requirements of Regulation S-X 12-14.

2 See, e.g., USCF ETF Trust, Semi-Annual Report (December 31, 2017) at 38 (“The Adviser is responsible for all expenses of the Fund except…extraordinary expenses (such as litigation and indemnification expenses)….”); StrongVest ETF Trust, Annual Report (December 31, 2017) at 19 (“Out of the unitary management fee, the Adviser is obligated to pay or arrange for the payment of substantially all expenses of the Fund…, except for…extraordinary expenses such as litigation and other expenses not incurred in the ordinary course of the Fund’s business.”).

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If you have any questions regarding the foregoing, please contact Michael D. Barolsky of U.S. Bancorp Fund Services, LLC at (414) 765-5586.

Sincerely,

/s/ Michael D. Barolsky
Vice President
U.S. Bancorp Fund Services, LLC
as Administrator for the Trust